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                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                         And deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                       Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867


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News Release
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                                                           FOR IMMEDIATE RELEASE

                                                               NOVEMBER 17, 2003
INVESTOR CONTACT:                                                 PRESS CONTACT:
Mark Lamb                                                          Mary Erickson
Director - Investor Relations                               Reidy Communications
(425) 519-4034                                                    (605) 325-3286
markl@onyx.com                                      mary@reidycommunications.com

             ONYX SOFTWARE PROPOSAL TO ACQUIRE PIVOTAL REMAINS OPEN

                      Pivotal Shareholders to Vote Tuesday

BELLEVUE, Wash - Onyx(R) Software Corp. (NASDAQ: ONXS), a worldwide leader in successful CRM, today reiterated that its proposal to the Pivotal Board of Directors remains open.

"Onyx is in a position to thrive on its own. Pivotal and Talisma are not. That being said, adding the positive assets of Pivotal into our business could further enhance the opportunity to create value for both companies' shareholders," said Onyx CEO Brent Frei. "Our acquisition offer remains on the table and we are hopeful that we will have the opportunity to engage with Pivotal towards this goal."

ONYX BELIEVES ITS OFFER IS SUPERIOR

Onyx Software made its unsolicited proposal after being excluded from the Pivotal company-sale process. Under the terms of the proposal, the companies would be combined on the basis of 0.475 shares of Onyx Software common stock for each common share of Pivotal Corporation, or approximately 12.5 million shares of Onyx.

The Onyx proposal:

- Offers Pivotal shareholders equity participation in what would be the second largest pure play CRM vendor

- Is expected to result in synergies leading to incremental quarterly profits and cash flows to the combined entity that Onyx believes could approach $2 million as early as one to two full quarters following the acquisition

-     Does not require financing as a condition

-     Is expected to be completed in the first calendar quarter of 2004

- Provides opportunity for Pivotal employees and shareholders to participate in the possible upside of a publicly-traded stock

- Puts Pivotal assets with Onyx - a company that has delivered better operating performance and equity valuation

- Provides Pivotal customers with a vendor, Onyx, that leads the industry in customer satisfaction

- Provides potential tax deferral benefits not available to Pivotal shareholders under Talisma's offer

PIVOTAL SHAREHOLDERS TO VOTE TUESDAY

On Tuesday, November 18 at 2:30 p.m., Vancouver time, Pivotal shareholders are scheduled to vote on the Talisma offer. Onyx has reviewed the Pivotal meeting materials and the statements regarding the deadline for submitting
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proxies for the shareholder meeting. In one instance Pivotal asserts that proxies must be submitted no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the meeting. However, page 41 of the Pivotal Information Circular dated October 21, 2003, states that in order to be valid and effective, proxies must be submitted not more than 48 hours prior to the meeting. In view of this inconsistency, Onyx believes that shareholders should be permitted to submit proxies until the commencement of the meeting.

POSITIVE REACTION TO THE ONYX PROPOSAL

In the three trading sessions since Onyx Software's announcement, the NASDAQ trading volume in Pivotal stock exceeded 6.3 million shares and 0.6 million shares were traded on the Toronto Stock Exchange -- all at prices in excess of the existing $1.78 Talisma offer - strongly indicating that the financial community believes that the Onyx proposal is superior. Shareholders who preferred Talisma's lower cash offer could have and may yet be able to sell their shares for $1.78 or higher.

"In addition to the strong support that the financial markets have shown for Onyx Software's proposed business combination with Pivotal, we are encouraged by positive comments made by a broad variety of CRM industry observers," said Brent Frei, Onyx Software CEO. These published comments can be reviewed at:
WWW.ONYX.COM/NEWSANDEVENTS/PIVOTALINFO/COMMENTS.ASP.

ABOUT ONYX SOFTWARE

Onyx Software Corp. (Nasdaq: ONXS), a worldwide leader in delivering successful CRM, offers a fast, cost-effective, usable solution that shares critical information among employees, customers and partners through three role-specific, Web services-based portals. The Onyx approach delivers real-world success by aligning CRM technology with business objectives, strategies and processes. Companies rely on Onyx across multiple departments to create a superior customer experience and a profitable bottom line. Onyx serves customers worldwide in a variety of industries, including financial services, healthcare, high technology and the public sector. Customers include Amway, United Kingdom lottery operator Camelot, Delta Dental Plans of California, Microsoft Corporation, Mellon Financial Corporation, The Regence Group, State Street Corporation and Suncorp. More information can be found at (888) ASK-ONYX, info@onyx.com or HTTP://WWW.ONYX.COM/.

This communication is not a solicitation of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at:
<www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements, including statements about the merits of the Onyx proposal relative to the Talisma offer, the anticipated cost savings and expected revenues of the combined Onyx/Pivotal entity, the amount of positive cash flow that would be generated by the combined entity and the timing of commencement of same, the time frame in which Pivotal shareholders will be able to vote their shares, the risk that the contemplated transaction does not close in a timely fashion, and the potential benefit to Pivotal shareholders of
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the transaction. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the combined entity does not produce the benefits or realize the costs savings that Onyx anticipates, the risk that Onyx is unable to successfully integrate the two entities in a timely manner, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended September 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.